UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Sotheby’s

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,662,074 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,662,074 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,662,074 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,662,074 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,662,074 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,662,074 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sotheby’s, a Delaware corporation (the “Issuer” or the “Company”) and amends the Schedule 13D filed on August 26, 2013, as amended by each of Amendment No. 1 filed on October 2, 2013, Amendment No. 2 filed on February 27, 2014, Amendment No. 3 filed on March 13, 2014, Amendment No. 4 filed on March 26, 2014, Amendment No. 5 filed on May 6, 2014 and Amendment No. 6 thereto filed on February 29, 2016 (the “Original Schedule 13D” and, together with this Amendment No. 7, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 7 is being filed to amend Item 5 as follows:

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are amended and restated to read as follows:

(a) As of the date hereof, the Third Point Reporting Persons beneficially own an aggregate of 6,662,074 shares of Common Stock held by the Funds (the “Shares”). The Shares represent 12.1% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 55,134,327 shares of Common Stock outstanding as of July 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed by the Issuer with the Securities and Exchange Commission on August 8, 2016.

(b) Each of the Third Point Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds and the shares of Common Stock issued to Mr. Loeb as described in paragraph (c) below.

(c) On August 15, 2016, Mr. Loeb was granted 470 shares of Common Stock as quarterly director compensation. As a director of the Issuer, Mr. Loeb was entitled to receive $18,750 in compensation and elected to receive such consideration in the form of shares of Common Stock. The shares of Common Stock were granted at a price equal to $39.89 per share, the closing price of the Issuer’s shares of Common Stock on the business day prior to the award. There have been no other transactions in the securities of the Issuer effected in the last 60 days by the Third Point Reporting Persons, inclusive of any transactions effected through the filing of this Amendment No. 7.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2016	THIRD POINT LLC By: Daniel S. Loeb, Chief Executive Officer

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

Date: August 16, 2016	DANIEL S. LOEB

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact